77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of BlackRock Floating Rate Income Strategies Fund II, Inc.  (the “Fund”) held on September 13, 2012, the results were as follows:

              To approve an Agreement and Plan of Reorganization among the Fund, FRA Merger Subsidiary and BlackRock Floating Rate Income Strategies Fund, Inc. and the termination of the Fund’s registration under the Investment Company Act of 1940.

With respect to the Proposal, the shares of the Fund were voted as follows:

For                                         Against                                                       Abstain
6,022,555                                         251,648                                                       196,740